April 10, 2007

Room 4561

Mr. John McAdam
President and Chief Executive Officer
F5 Networks, Inc.
401 Elliott Avenue West
Seattle, WA 98119

> **Re:**   **F5 Networks, Inc.**
> **Form 10-K/A for the Fiscal Year Ended September 30, 2005**
> **Filed December 12, 2006**
> **Form 8-K Filed April 20, 2006**
> **Form 8-K Filed July 20, 2006**
> **File No. 000-26041**

Dear Mr. McAdam:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief